REEF SECURITIES, INC.
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2015

	Common Stock	Addition Paid-in Capital	Retained Earnings	Loan to Stockholder	Total
Balances at December 31, 2014	$ 1,000	$ 107,027	$ 308,209	$ (182,232)	$ 234,004
Loan to stockholder	--	--	--	(28,992)	(28,992)
Net Income (loss)	--	--	(168,955)	--	(168,955)
Balances at December 31, 2014	$ 1,000	$ 107,027	$ 139,254	$ (211,224)	$ 36,057

The accompanying notes are an integral part of these financial statements.